Jeffery Choquette
Hard Rock Consulting, LLC
7114 W. Jefferson Avenue, Suite 308
Lakewood, Colorado 80235

CONSENT of QUALIFIED PERSON

I, Jeffery Choquette, do hereby consent to the public filing of the technical report titled “Updated Mineral Resource and Reserve Estimates for the El Cubo Project, Guanajuato State, Mexico” effective December 31, 2016 and dated March 3, 2017 (the "Technical Report") by Endeavour Silver Corp. (the “Company”).

I also consent to any extracts from or a summary of the Technical Report in the news release of the Company dated January 19, 2017.

I certify that I have read the news release dated January 19, 2017 filed by the Company and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 7th day of March, 2017

Jeffery W. Choquette, P.E.
Printed name of Qualified Person